[DECHERT LETTERHEAD]

August [    ], 2014

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Russell Investment Funds

File No. 811-5371

Dear Sir or Madam:

Transmitted herewith on behalf of the above named registrant is a preliminary proxy statement on Schedule 14A.

No fees are required in connection with this filing. Please call me at (617) 728-7127 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Stephanie Capistron
Stephanie Capistron

cc:  John V. O’Hanlon

Mary Beth Rhoden Albaneze